FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 11, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS NINE MONTHS 2007 RESULTS

— Revenue of $4.6 billion —

— Operating income of $1.1 billion —

— Net income of $706.0 million, $5.09 per ADR, or $1.70 per diluted share —

Moscow, Russia — December 11, 2007 — Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the nine months ended September 30, 2007.

US$ thousand	9M 2007	9M 2006	9M 2007 vs. 9M 2006 (% change)
Revenue	4,646,948	3,141,653	47.9%
Net operating income	1,051,586	482,975	117.7%
Net operating margin	22.6%	15.4%
Net income	706,005	372,116	89.7%
EBITDA*	1,204,824	668,539	80.2%
EBITDA margin*	25.9%	21.3%

*See Attachment A.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented: “In the first nine months of 2007, Mechel has demonstrated strong financial results, supported by steadily rising production output and a favorable environment across our customer markets. Today we can say with certainty that 2007 will be the second year in a row when the Company will achieve record financial results. Net income for the first three quarters of this year far exceeded net income for the whole year of 2006, which was the best year for financial performance in Mechel’s history.”

Consolidated Results

Net revenue for the first nine months of 2007 amounted to $4.6 billion, as compared to $3.1 billion in the first nine months of 2006. Operating income was $1.1 billion, or 22.6% of net revenue, compared to operating income of $483.0 million, or 15.4% of net revenue, in the prior year period. The main contributing factors were strong market demand and related increases in selling prices for all of Mechel’s major product groups, increase in production of high value-added products as well as a decrease in cost per tonne on some of the Company’s core product groups.

For the first nine months of 2007, Mechel’s consolidated net income nearly doubled to $706.0 million, or $5.09 per ADR ($1.70 per diluted share), compared to consolidated net income of $372.1 million, or $2.76 per ADR ($0.92 per diluted share) for the year-ago period. One American Depositary Share is equivalent to three diluted shares.

Consolidated EBITDA also nearly doubled, rising to $1.2 billion for the period, compared to $668.5 million in the first nine months of 2006, reflecting the favorable pricing environment and the Company’s disciplined approach to cost management. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results(1)

US$ thousand	9M 2007	9M 2006	9M 2007 vs. 9M 2006 (% change)
Revenues from external customers	1,266,200	952,282	33.0%
Intersegment sales	506,714	246,475	105.6%
Operating income	604,142	185,482	225.7%
Net income	395,963	133,656	196.3%
EBITDA	654,121	254,891	156.6%
EBITDA margin(2)	36.9%	21.3%

(1) - Results for the 9 months of 2006 are recalculated to reflect separate reporting for the energy segment

(2) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

Product	9M 2007 (thous. tonnes)	9M 2006 (thous. tonnes)	9M 2007 vs. 9M 2006 (% change)
Coal	13,409	12,378	8.3%
Coking coal	6,354	6,938	(8.4)%
Steam coal	7,055	5,440	29.7%
Iron ore concentrate	3,714	3,748	(0.9)%
Nickel	12.84	10.53	21.9%

Mining segment revenue from external customers for the first nine months of 2007 totaled $1.3 billion, or 27% of consolidated net revenue, an increase of 33% over segment revenue from external customers of $952.3 million, or 30% of consolidated net revenue, for the first nine months of 2006.

Operating income in the mining segment for the first nine months of 2007 more than tripled to $604.1 million, or 34.1% of segment revenues, compared to total operating income of $185.5 million, or 15.5% of segment revenues, a year ago.

EBITDA in the mining segment in the first nine months of 2007 was $654.1, which is 156.6% higher than segment EBITDA of $254.9 million for the same period in the prior year. The EBITDA margin for the mining segment during the first nine months of 2007 also rose to 36.9% compared to 21.3% for the comparable nine months period in 2006.

Igor Zyuzin commented on the results of the mining segment: “Growing demand and positive pricing trends in the global coal and iron ore markets continued into the third quarter. As a result of our efforts aimed at expanding the mining segment and optimizing technical processes at our mining facilities, we increased coal production by 8% and nickel by 22%, as compared with the same period of last year.  The increase in production output and the strong pricing environment enabled Mechel’s mining segment to record operating profit three times higher than operating income for the same period of last year. Today we are witnessing further price increases for coal products on the back of rising demand in Asian markets and infrastructural challenges faced by major coal exporting counties. We expect to capitalize on the existing favorable market conditions, while further expanding sales volumes, maintaining our focus on controlling the segment’s operating costs and optimizing our logistics operations.”

Steel Segment Results(3)

US$ thousand	9M 2007	9M 2006	9M 07 vs. 9M 06 (% change)
Revenues from external customers	3,129,266	2,154,597	45.2%
Intersegment sales	63,270	25,860	144.7%
Operating income	485,128	289,378	67.6%
Net income	359,712	231,620	55.3%
EBITDA	593,738	404,687	46.7%
EBITDA margin(4)	18.6%	18.6%

(3) -Results for the 9 months of 2006 are recalculated to reflect separate reporting for the energy segment

(4) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

Product	9M 2007 (thous. tonnes)	9M 2006 (thous. tonnes)	9M 2007 vs. 9M 2006 (% change)
Coke	2,939	1,663	76.7%
Pig iron	2,837	2,680	5.9%
Steel	4,562	4,425	3.1%
Rolled products	3,875	3,523	10.0%
Hardware	512	451	13.5%

Revenue from external customers in Mechel’s steel segment for the first nine months of 2007 increased by 45.2% to $3.1 billion, or 67.3% of consolidated net revenue, from $2.2 billion, or 68.6% of consolidated net revenue, for the first nine months of 2006.

In the first nine months of 2007, the steel segment’s operating income increased by 67.6% and reached $485.1 million, or 15.2% of total segment revenues, compared to operating income of $289.4 million, or 13.3% of total segment revenues a year ago. EBITDA in the steel segment in the nine months of 2007 was $593.7 million, an increase of 46.7% compared to the same period of last year. The EBITDA margin of the steel segment was 18.6%.

Igor Zyuzin commented: “On the whole, we are pleased with the overall performance of Mechel’s steel segment during the first nine months of 2007. Favorable pricing environment allowed for a significant increase in net income compared to the same period of last year. In line with our strategy of increasing the share of high value added products, we reduced the output of billets and scaled up the production of hardware. The continued implementation of our capital expenditure program, announced earlier this year, will allow us to further improve the steel segment’s efficiency and increase the segment’s profitability by raising the share of high value added products and reducing our costs by further modernizing our production facilities and decreasing usage ratios.”

Energy Segment Results(5)

US$ thousand	9M 2007	9M 2006	9M 07 vs. 9M 06 (% change)
Revenues from external customers	251,481	34,775	623.2%
Intersegment sales	69,237	49,281	40.5%
Operating income	891	4,996	(82.2)%
Net income	(11,096)	3,720
EBITDA	11,762	6,112	92.4%
EBITDA margin(6)	3.7%	7.3%

(5) -Results in the 9 months of 2006 were previously reported as part of the mining and steel segments.

(6) - EBITDA, margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Revenue from external customers in Mechel’s energy segment for the first nine months of 2007 increased by 623.2% to $251.5 million, or 5.4% of consolidated net revenue, from $34.8 million or 1.1% of consolidated net revenue in the first nine months of 2006.

In the first nine months of 2007, the energy segment’s operating income fell by 82% to $0.9 million, or 0.3% of total segment revenues, compared to operating income of $5.0 million, or 5.9% of total segment revenues a year ago. EBITDA in the energy segment in the nine months of 2007 was $11.8 million, an increase of 92.4% compared to the same period of last year. The EBITDA margin of the segment was 3.7%. Net loss of the segment was $11.1 million and is the result of interest payments on intersegment loans that were given to Mechel’s subsidiary called OOO Mechel Energo by other Mechel subsidiaries.

Igor Zyuzin commented: “This is the first time when we have separately disclosed financial and operating information for the Mechel Energy segment. Since the beginning of 2007, the Company has acquired a number of energy assets, extending its presence in the energy business. As a result, we established an integrated energy division with its own raw material base, power generating facilities and extensive client base. We consider this business to be very promising, given rising energy consumption in Russia and the upcoming deregulation of the electricity market. However, since this is very young and growing segment of Mechel’s business and many assets were acquired fairly recently, it will take some time before we develop a broader energy holding and integrate it into Mechel Group, laying the base for the segment’s financial performance. We are confident about the future of this new business segment, building on our experience of integrating acquired companies and turning them into highly profitable businesses.”

Recent Highlights

•                  In October, Mechel acquired 75% less one share of Yakutugol OJSHC and 68.86% of the shares of Elgaugol OAO increasing its share in Yakutugol OJSHC to 100%. The acquisition of the controlling stakes in the companies is in line with Mechel’s strategy to further develop its mining segment. Yakutugol OJSHC mines mainly coking coal with a certain steam coal output. Its total coal output is about 10 million tonnes annually. Elgaugol OAO holds the license for development of the Elga coal deposit with the total reserves of caking coking coals amounting to approximately 2.2 billion tonnes.

•                  In October, Mechel’s subsidiary Beloretsk Metallurgical Plant (BMP) commissioned two modern drawing mills to produce 1.4 mm - 2.4 mm diameter spring wire.

Igor Zyuzin concluded: “The production and financial results delivered for the first nine months of 2007 and the demand trends in our main markets give us further confidence in our prospects for the full year of 2007.  The recent acquisition of Yakutugol not only strengthens our position as a producer of high quality hard coking coal, but allows us to benefit from the current favorable market conditions for coal products. We will continue to develop the Company and enhance our production assets, sales and management.  I am confident that after the Company’s record performance in 2007, we will be well positioned to further improve our financial performance.”

Financial Position

For the nine months of 2007, capital expenditures totaled $319.3 million, out of which $139.6 million was invested in the mining segment, $175.2 million in the steel segment and $4.5 million in the energy segment.

Mechel spent $511.5 million on acquisitions in the first nine months of 2007 and $9.6 million to acquire minority shares in different subsidiaries.

As of September 30, 2007, total debt(6) was $1.04 billion. Cash and cash equivalents amounted to $412.6 million at the end of the period, and net debt amounted to $622.4 million (net debt is defined as total debt outstanding less cash and cash equivalents).

(6) Total debt is comprised of short-term borrowings and long-term debt

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com/investors/fresults/index.wbp.

***

Mechel OAO

Alexander Tolkach

Department of Communications

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

Alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Announcement of Nine Months 2007 Results

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	9m 2007	9m 2006
Net income	706,005	372,116
Add:
Depreciation, depletion and amortization	184,552	140,680
Interest expense	35,480	33,518
Income taxes	278,788	122,225
Consolidated EBITDA	1,204,824	668,539

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	9m 2007	9m 2006
Revenue, net	4,646,948	3,141,653
EBITDA	1,204,824	668,539
EBITDA margin	25.93%	21.28%

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	September 30, 2007	December 31, 2006
ASSETS
Cash and cash equivalents	$412,586	$172,614
Trading securities	—	270,964
Accounts receivable, net of allowance for doubtful accounts of $26,283 as of 30/09/2007 and $19,592 as of 31/12/2006	283,069	191,172
Due from related parties	4,332	545
Inventories	909,612	653,079
Deferred cost of inventory in transit	9,135	14,125
Current assets of discontinued operations	—	9
Deferred income taxes	6,304	7,922
Prepayments and other current assets	419,203	332,946
Total current assets	2,044,242	1,643,376

Long-term investments in related parties	447,227	429,206
Other long-term investments	29,649	44,392
Non-current assets of discontinued operations	—	108
Intangible assets, net	5,696	4,746
Property, plant and equipment, net	2,551,574	2,012,828
Mineral licenses, net	265,562	269,851
Deferred income taxes	11,642	6,983
Goodwill	347,460	45,914
Total assets	$5,703,052	$4,457,404

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt	$311,401	$166,517
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	197,024	183,485
Advances received	122,309	96,624
Accrued expenses and other current liabilities	97,950	84,632
Taxes and social charges payable	173,456	143,037
Urecognized income tax benefits	—	—
Dividends payable	—	—
Due to related parties	5,759	2,353
Current liabilities of discontinued operations	—	508
Asset retirement obligation, current portion	4,461	3,444
Deferred income taxes	24,946	58,820
Deferred revenue	10,268	7,183
Pension obligations, current portion	12,314	11,044
Finance lease liabilities, current portion	10,055	6,066
Total current liabilities	969,943	763,713

Long-term debt, net of current portion	723,574	322,604
Restructured taxes and social charges payable, net of current portion	—	7,782
Asset retirement obligations, net of current portion	101,112	88,914
Pension obligations, net of current portion	69,614	59,170
Deferred income taxes	212,429	136,154
Finance lease liabilities, net of current portion	63,421	51,068
Other long-term liabilities	338	—

Minority interests	274,861	163,036

SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 416,270,745 shares outstanding as of September 30, 2007 and December 31, 2006)	133,507	133,507
Additional paid-in capital	415,070	412,327
Accumulated other comprehensive income	293,870	188,218
Retained earnings	2,445,313	2,130,911
Total shareholders’ equity	3,287,760	2,864,963
Total liabilities and shareholders’ equity	$5,703,052	$4,457,404

Consolidated Income Statements

(in thousands of U.S. dollars, except share and per share amounts)

	9 months ended September 30,
	2007	2006
Revenue, net (including related party amounts of $84,857 and $42,760 during nine months 2007 and 2006, respectively)	4,646,948	$3,141,653
Cost of goods sold (including related party amounts of $149,797 and $90,855 during nine months 2007 and 2006, respectively)	(2,829,909)	(2,069,499)
Gross profit	1,817,039	1,072,154

Selling, distribution and operating expenses:

Selling and distribution expenses	(410,544)	(321,884)
Taxes other than income tax	(83,838)	(76,852)
Accretion expense	(3,312)	(2,247)
Provision for doubtful accounts	(3,193)	(395)
Provision for short-term investments	—	—
General, administrative and other operating expenses	(264,566)	(187,801)
Total selling, distribution and operating expenses	(765,453)	(589,179)
Operating income	1,051,586	482,975

Other income and (expense):
Income from equity investments	2,305	(3,911)
Interest income	7,948	6,553
Interest expense	(35,480)	(33,518)
Other income (expense), net	1,195	6,423
Foreign exchange gain	48,164	42,373
Total other income and (expense), net	24,131	17,920
Income before income tax, minority interest, discontinued operations	1,075,718	500,895

Income tax expense	(278,788)	(122,224)
Minority interest in income of subsidiaries	(91,585)	(6,488)
Income from continuing operations	705,344	372,182
Income (loss) from discontinued operations, net of tax	661	(66)

Net income	706,005	$372,116
Currency translation adjustment	106,426	122,096
Unrealized gain on available-for-sale securities	(775)	5,252
Comprehensive income	811,656	$499,464

Basic and diluted earnings per share:
Earnings per share from continuing operations	1.69	$0.92
Gain per share effect of discontinued operations	0.00	0.00
Net income per share	1.70	$0.92

Weighted average number of shares outstanding	416,270,745	$406,522,184

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	9 months ended September 30,
	2007	2006
Cash Flows from Operating Activities
Net income	$706,006	$372,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	169,618	127,006
Depletion and amortization	14,933	13,674
Foreign exchange gain	(48,164)	(42,373)
Deferred income taxes	(14,687)	(1,058)
Provision for doubtful accounts	3,193	395
Inventory write-down	(1,227)	(120)
Accretion expense	3,313	2,247
Minority interest	91,585	6,488
Loss on sale of trading securities	18,994	—
(Income) loss from equity investments	(2,305)	3,911
Non-cash interest on long-term tax and pension liabilities	3,519	12,564
Loss on sale of property, plant and equipment	1,898	244
Loss (gain) on sale of long-term investments	58	(1,223)
Gain from discontinued operations, net	(661)	66
Gain on forgiveness of fines and penalties	(21,176)	(5,996)
Stock-based compensation expenses	—	209
Amortization of capitalized costs on bonds issue	—	668
Pension service cost and amortization of prior year service cost	3,149	2,034
Provision for unrecoverable short-term loans issued	4,208	—
Changes in current assets and liabilities, net of effects from acquisition of new subsidiaries:
Trading securities	260,127	—
Accounts receivable	(62,408)	(60,872)
Inventories	(228,802)	(68,884)
Trade payable to vendors of goods and services	(4,406)	(59,972)
Advances received	22,487	43,996
Accrued taxes and other liabilities	(35,143)	6,983
Settlements with related parties	(385)	40,401
Current assets and liabilities of discontinued operations	(689)	(238)
Deferred revenue and cost of inventory in transit, net	8,074	(2,592)
Other current assets	(43,871)	35,586
Unrecognized tax benefits	(8,041)	—
Dividends received	3,572	1,994
Net cash provided by operating activities	842,769	427,254

Cash Flows from Investing Activities
Acquisition of SKPP, less cash acquired	(270,018)	—
Acquisition of BFP OOO, less cash acquired	(186,665)	—
Acquisition of Moscow Coke Plant, less cash acquired	—	(175,465)
Acquisition of KES, less cash acquired	(37,413)	—
Acquisition of Transkol, less cash acquired	(7,165)	—
Acquisition of Port Temryk, less cash acquired	(6,108)	—
Acquisition of other subsidiaries, less cash acquired	(4,181)	(2,153)
Acquisition of minority interest in subsidiaries	(9,567)	(14,898)
Investments in other non-marketable securities	—	(2,007)
Investments in other marketable securities.	(3,227)	—
Proceeds from disposal of non-marketable equity securities	—	3,746

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars, except share amounts)

	9 months ended September 30,
	2007	2006

Proceeds from disposals of property, plant and equipment	5,870	2,563
Purchases of mineral licenses	(2,542)	(6,310)
Purchases of property, plant and equipment	(316,798)	(337,894)
Net cash used in investing activities	(837,814)	(532,418)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	589,074	854,891
Repayment of short-term borrowings	(453,300)	(982,475)
Dividend paid	(318,654)	(189,582)
Repayment of obligations under finance lease	(13,713)	(5,784)
Proceeds from long-term debt	398,776	286,253
Proceeds from disposal of treasury stock	—	1,248
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(18,465)	(1,766)
Net cash used in financing activities	183,718	(37,215)

Effect of exchange rate changes on cash and cash equivalents	51,299	15,027

Net increase in cash and cash equivalents	239,972	(127,352)

Cash and cash equivalents at beginning of period	172,614	311,775
Cash and cash equivalents at end of period	$412,586	$184,423

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  December 11, 2007